

Mail Stop 3030

July 6, 2017

<u>Via E-mail</u>
Darrin R. Uecker
Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

  Re: Pulse Biosciences, Inc.
    Registration Statement on Form S-3
    Filed June 30, 2017
    File No. 333-219104

Dear Mr. Uecker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Heather Percival at (202) 551-3498 with any questions.

       Sincerely,

       /s/ Heather Percival for

       Amanda Ravitz
       Assistant Director
       Office of Electronics and Machinery

cc: Andrew D. Hoffman
   Wilson Sonsini Goodrich & Rosati, P.C.